Exhibit 23.2

Consent of Independent
Registered Public Accounting Firm


K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust
St. Louis, Missouri

We consent to the incorporation by reference in the registration statement No. 33-369000 on Form S-8 of K-V Pharmaceutical Company of our report dated August 7, 2003, relating to the statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2003 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2003, which report appears in the March 31, 2004 annual report on Form 11-K of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust.



Chicago, Illinois                       BDO Seidman, LLP
October 29, 2004